DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2006

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/25/2006

Re: Raytheon Company
Incoming letter dated December 9, 2005

Dear Ms. Freedman:

This is in response to your letter dated December 9, 2005 concerning the shareholder proposal submitted to Raytheon by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated January 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

Raytheon

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449 USA
Tel. 781.522.3036
Fax 781.522.6466
email: jane_freedman@raytheon.com

Via FedEx

December 9, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

Raytheon Company ("Raytheon" or the "Company") has received a shareholder proposal (the "Proposal") which is attached to this letter as Exhibit A, from the City of New York Employees' Retirement System Funds (the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy materials for its 2006 annual meeting of shareholders.

The Proposal states as follows:

"Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporate register.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Ford Motor Company states, "Sustainability issues are neither incidental nor avoidable – they are at the heart of our business." American Electric Power has stated, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholder appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005."

SUPPORTING STATEMENT

"The report should include the company's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

"We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 700 companies use or consult the Guidelines for sustainability reporting."

Raytheon proposes to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(10), since it has already been substantially implemented by Raytheon.

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2006 proxy materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporate Finance confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from its 2006 proxy materials. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2006 proxy and we have provided a copy of this submission to the Proponent.

1. Raytheon Currently Publishes a Stewardship Report that Substantially Implements the Written Objectives of the Proposal, and the Proposal Should Therefore Be Excluded.

This Proposal requests that Raytheon issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005. We assume that this is a typographical error by Proponent and that Proponent meant to state "2006". In May 2005, Raytheon published its most recent Stewardship Report. Raytheon has published five such reports since 1996. Raytheon intends to continue to publish its Stewardship Report periodically to update its shareholders and other interested parties regarding its social, environmental and community activities. The Stewardship Report contains detailed information about Raytheon's policies, practices and performance in substantially all of the areas suggested by the Proposal. Raytheon's Stewardship Report addresses issues related to achieving its goal of being the most admired aerospace and defense systems company through world-class people and technology. The Stewardship Report focuses on Raytheon's guiding principles; people; environmental issues, including reducing the Company's footprint on the environment; integrating stewardship into the business; relationships and partnering with external stakeholders, including customers and suppliers.

More specifically, the Stewardship Report addresses, among other things, Raytheon's:

- Board of Directors' oversight of stewardship matters;
- Use of quarterly Environmental, Health and Safety (EHS) performance metrics, which are reviewed by Raytheon's Board of Directors and the CEO;
- Ethics Program;
- Publication of a Commitment Letter with respect to six guiding principles of environment, health and safety: reduction of injuries; prevention of pollution and preservation of natural resources; continuous improvement of processes, products and services; protection of facilities and equipment; employee participation in community outreach; and demonstration of management leadership;
- Establishment of an Environmental, Health and Safety Management System;
- Policies relating to employee safety training, the creation of an injury-free culture, and ergonomics;

- Commitment to the health and wellness of its employees and their dependents, demonstrated through the introduction of various initiatives;

- Active support of diversity-related programs and creation of an inclusive culture, including the existence of a Executive Diversity Council and Global Diversity Director;

- Prevention of pollution and preservation of natural resources through the development of new technologies as well as recycling, conservation and other waste-reduction strategies;

- Commitment to generally integrating stewardship into its business through enterprise-wide management leadership, communication, training, employee ownership and cross-functional teams and councils;

- Dedication to partnering with external stakeholders including local communities, charitable programs, and partnering with customers and suppliers to achieve the sustainability goals set forth in the Report; and

- Supply Chain Diversity Program; and

- Definition of sustainability (p. 31).

A copy of the Stewardship Report may be found on Raytheon's website (http://www.raytheon.com) by selecting "Special Interest" and clicking on the link entitled "05/2005--Raytheon Stresses Good Stewardship in New Report".

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995)(proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors).

In order to make the determination that a procedure or policy has been substantially implemented, the Commission does *not* require that a company implement every aspect of the proposal in question. See *SEC Release No. 34-20091* (August 16, 1983). See also, *AMR Corporation* (April 17, 2000), *Masco Corp.* (March 29, 1999), *Erie Indemnity Company* (March 15, 1999), *AutoNation Inc.* (March 5, 2003; request for reconsideration denied on March 20, 2003) and *AutoNation Inc.* (February 10, 2004; request for reconsideration denied on April 1, 2004), where in each instance the Division concurred that an issuer may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed. Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Texaco, Inc.* (March 11, 1991)(company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

In recent no-action rulings that closely mirror Raytheon's request, the staff permitted ConAgra Foods, Inc., Albertson's, Inc. and Lowe's Companies, Inc. to omit proposals that are substantively identical to the proposal submitted to Raytheon. The staff permitted the exclusions, noting ConAgra's, Albertson's and Lowe's representations that they already prepare and publish equivalent reports. See, *ConAgra Foods, Inc.* (June 20, 2005) *Albertson's, Inc.* (March 23, 2005) and *Lowe's Companies, Inc.* (March 21, 2005).

Raytheon does recognize that in *Terex Corporation* (March 18, 2005), the Staff did not permit exclusion (on substantial implementation grounds) of a proposal that was also substantively identical to the Proposal. Unlike Raytheon, Terex claimed that it substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures including filings made with the Securities and Exchange Commission. Raytheon's claim of substantial implementation may be distinguished from Terex's because Raytheon has prepared and published (in one discrete document) a detailed Stewardship Report addressing the Company's social and environmental practices (*i.e.*, the actions requested by the Proposal).

Raytheon also is aware that in *Burlington Resources, Inc.* (February 4, 2005), the Staff did not permit exclusion (on substantial implementation grounds) of a proposal that was substantially identical to the Proposal. However, at the time of that proposal, Burlington Resources, Inc. had not published any documents that resembled a "sustainability report." While Burlington Resources, Inc. had publicly disclosed that it had formally commissioned a Corporate Social Responsibility ("CSR") initiative, and envisioned that a "CSR Report" would be an outgrowth of that initiative, "the specific form and substance of the report had not been decided." Conversely, in Raytheon's case, the Stewardship Report has been published and continues to be available to its shareholders and the public on Raytheon's website.

It is interesting to note that Raytheon's Stewardship Report, and some of the Company's past Stewardship and Environmental, Health and Safety Reports, are posted on a website that the Proponent cites as containing information regarding the 1,500 companies that it claims produce such reports. It appears that the Proponent is unaware that Raytheon has produced such Reports or that they are publicly available on the web site that the Proponent cites as support for the Proposal.

By the publication of its Stewardship Report, Raytheon has demonstrated that it has policies and practices in place relating to the subject matter of the Proposal, that it has published a report summarizing those practices and that it has thus implemented the essential objectives of the Proposal. The Proposal has, therefore, been substantially implemented.

2. Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from Raytheon's 2006 proxy materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from its 2006 proxy materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3036 or John Kapples at 781-522-3038. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 20, 2006, and that it will therefore be sending these materials to a financial printer not later than March 6, 2006.

Very truly yours,

Jane E. Freedman

cc: Jay B. Stephens, Senior Vice President and General Counsel
John W. Kapples, Vice President and Corporate Secretary
Kenneth B. Sylvester

Exhibit A

Stockholder Proposal: Sustainability Reports

Whereas:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporate register.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Ford Motor Company states, "Sustainability issues are neither incidental nor avoidable – they are at the heart of our business." American Electric Power has stated, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholder appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2005.

Supporting Statement

The report should include the company's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 700 companies use or consult with Guidelines for sustainability reporting.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

ALEXANDRA DOLCE
ASSOCIATE GENERAL COUNSEL

TELEPHONE: (212) 669-7689
ADOLCE@COMPTROLLER.NYC.GOV

January 11, 2006

BY EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Raytheon Company;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the December 9, 2005 letter submitted to the Securities and Exchange Commission (the "Commission") by Jane E. Freedman, Senior Counsel of Raytheon Company ("Raytheon" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2006 annual meeting the Funds' shareholder proposal (the "Proposal"). I have reviewed the Proposal, as well as the December 9, 2005 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

Following its "Whereas" Clause, which states that a founding principle of this country's capital markets is the disclosure of key information, the Proposal discusses the growing interest of both private and professional investors in sustainability issues – companies' social and environmental practices and the belief that those practices impact shareholder value. The Proposal explains that, according to the Dow Jones Sustainability Group, "sustainability" includes:

Encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns.

The Proposal's "Resolved" clause states:

> That shareholders request that the company issue a sustainability report to shareholders ,at reasonable cost, and omitting proprietary information, by September 1, 2006.

II. DISCUSSION

The Company has challenged the Proposal on the grounds that Rule 14a-8(i) (10) has been (substantially implemented). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

A. The Proposal Has Not Been Substantially Implemented

Raytheon argues that under Rule 14a-8 (i) (10) it has "substantially implemented" the Funds' Proposal requesting a sustainability report because it has published and posted, on its website, a Stewardship Report "(Report"). (This web page can be reached by going to www.Raytheon.com, clicking on "special interest" and clicking on the link entitled "05/2005—Raytheon Stresses Good Stewardship in New Report"). While the Report highlights topics such as "Structure and Guiding Principles", "Putting People First" and "Partnering with External Stakeholders," it simply lacks the objective data and critical analysis that would enable shareholders to assess the Company's efforts and progress in the area of sustainability. While the Proposal does give the Company much flexibility in preparing a sustainability report, a subjective marketing presentation, lacking in both data and analysis, cannot suffice to substantially implement the Proposal.

For example, the section entitled "Executive Leadership" recites that "Action Plans" are implemented, by the Company's CEO, if certain performance metrics are unsatisfactory. However, Report does not describe the terms of the so called "Action Plans," and the Company provides no data or statistics concerning either expectations as to performance or whether performance metrics have met all of those expectations.

The section on "Reporting Concerns" emphasizes that employees are "encouraged to raise issues or concerns", but provides only very general information as to the types of concerns raised by employees, and no information concerning what corrective measures are taken, or the effectiveness of the various means of reporting. Further, the section on "Building an Inclusive Culture" extols that Raytheon is a supporter of Affirmative Action and is an Equal Opportunity Employer, and in 2004 the Company realized 'across-the-board growth" in their minority employee base. But no facts were provided on workforce composition, composition of management, results or efforts concerning recruitment, training, and promotion of minority candidates and employees. Self-promotion without meaningful data or analysis cannot constitute a sustainability report.

Finally, the section entitled "Reducing our Environmental Footprint" boasts that the Company is actively evaluating processes and operations in order to reduce waste and recycle material "to the greatest extent possible". Once again, this section quantifies little and does not provide information concerning any actions that adversely affect the environment, how much energy the Company consumes or any objective goals for environmental performance.

Raytheon argues that its Report contains detailed information about the Company's policies, practices, and performance. (Company Letter at Page 3). However, like the cursory website statements in *Terex Corporation* (March 18, 2005) as to which the Staff denied no-action relief under 14a-8(i)(10), Raytheon's Report is broad and incomplete. It fails to include basic objective data concerning the environment, human rights and corporate responsibility.

That lack distinguishes Raytheon's Report from that in *Albertson's Incorporated* (March 10, 2005), cited by the Company in support of its position. Raytheon's Report has even less detail than did Albertson's.* We believe that a Staff review of Raytheon's Report would demonstrate its facial inadequacy.

In sum, while the Funds' Proposal allows Raytheon to decide how to report on its social and environmental performance, the shareholders, must be given adequate information to assess Company performance in those areas. Raytheon's Report, though perhaps a god marketing tool, provides very little objective data, no historical data and no analysis that enable shareholders to be adequately informed.

Recent Staff decisions under Rule 14a-8(i) (10) on substantial implementation of proposals calling for the preparation of reports other than sustainability reports, confirm that Raytheon has not substantially implemented the proposal. *See e.g., Wendy's International, Inc.* (Feb.8, 2005) (rejecting company argument that posting various statements and guidelines on company website substantially implemented a proposal for report on method of animal slaughter) and *Exxon Mobile Corp.* (March 19, 2004) (rejecting company argument that its 21 page report on global warming substantially implemented a proposal calling for release of all research data relevant to the company's stated position on the science of climate change). There is no substitute for a full report on the subjects a proposal specifies.

As the Funds' Proposal has not been substantially implemented, the Staff should reject the Company's request for relief on that ground.

---

* The result in *Lowe's Companies*(March 21, 2005) also provides no guidance, as no-action relief in *Lowe's* was granted in the absence of any reply to the Staff from the Funds; Lowe's request for no-action relief was not internally forwarded to our counsel office for reply.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

Alexandra Dolce

Cc: Jane E. Freedman, Esq.
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 9, 2005

The proposal requests that the board issue a sustainability report to shareholders.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser